Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

***

The following is an English translation of a communication issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is a translation of a Spanish communication

In case of any discrepancies, the Spanish version will prevail.

Presentation of 2005 Results

Monday, February 27, 2006

I am pleased to invite you to the presentation to be held next Monday, February 27, which will begin at 10:00 a.m. (CET) at the offices of GAS NATURAL in Madrid:

GAS NATURAL SDG

Av. Américas, 38

28028 Madrid

The presentation will be conducted by the Chief Executive Officer (Consejero Delegado) of GAS NATURAL, Rafael Villaseca, with the attendance of other members of the management team for the purpose of presenting the 2005 fiscal year results and providing an update on the status of the exchange offer (OPA). A questions and answers will follow at the end of the presentation.

The results will be available at “Information for Shareholders and Investors” on our web site (www.gasnatural.com) prior to the opening of the Stock Exchange in Spain (9:00 a.m. CET).

You can also follow the presentation at: www.gasnatural.com or by telephone:

English version:

Dial: +44 (0) 20 710 706 85 and request to be connected to the GAS NATURAL multiconference

Rebroadcast (72 hours): +44 (0) 20 775 099 31, Access Code: 173128 #

Spanish version:

Dial: +34 91 414 20 03 and request to be connected to the GAS NATURAL multiconference

Rebroadcast (72 hours): 902 88 50 78, Access Code: 173132 #

Please RSVP to Investor Relations Department (Ana Gonzalez, Tel: +34 93 402 58 92, or by email at relinversor@gasnatural.com )

Sincerely,

Carlos J. Alvarez

Chief Financial Officer

Notice

This information is private and confidential and intended solely for the addressee. If you are not the addressee of this message, you are notified that any modification, omission, distribution or copy of this message is strictly prohibited. This notice is solely for informational purposes and must not be considered an official communication of GAS NATURAL. The information contained herein may be subject to change without prior notice.